Exhibit 99.1

AEGON hosts investor day in London

AEGON will host a one-day investor conference in London today.

In the keynote presentation, CEO Alex Wynaendts will outline the priorities of AEGON to deal with the current market conditions. These include measures to reduce risk and further release capital, and a newly announced initiative to reduce operating expenses by more than EUR 150 million in AEGON’s major operating units in 2009.

In a separate presentation, Marco Keim – CEO of AEGON The Netherlands – will detail new plans to improve profitability and increase returns at AEGON’s Dutch businesses. By lowering expenses and focusing more on markets that offer strong growth and return prospects, AEGON The Netherlands aims to increase its overall return on capital by at least 100 basis points by 2012.

A joint presentation by Executive Vice President Michiel van Katwijk and Group Risk Officer Tom Grondin will detail AEGON’s approach to capital and risk management.

Conference program – Monday, November 24, 2008

AEGON’s investor day will take place in London on November 24, 2008. All presentations will be audio webcast live via AEGON’s corporate web site (www.aegon.com) from 11:00 GMT (12:00 CET).

All times are GMT

11:00 – 11:35	Capital, Costs, Contingency
Alex Wynaendts, CEO AEGON N.V.

11:35 – 12:35	Unlocking the Dutch potential
Marco Keim, Member of the Management Board and
CEO AEGON The Netherlands

13:30 – 14:15	Integrated capital & risk management
Michiel van Katwijk, Executive Vice President AEGON N.V.
Tom Grondin, Group Risk Officer AEGON N.V.

Media relations	Website	20081124
+31 (0)70 344 8344	www.aegon.com

Investor relations
+31 (0)70 344 8305

About AEGON

AEGON

AEGON is one of the world’s largest life insurance and pension groups, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ almost 32,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

Group Corporate Communications & Investor Relations

Media relations

Phone: + 31 (0)70 – 344 8956

E-mail: gcc-ir@aegon.com

Investor relations

Phone: + 31 (0)70 – 344 8305 or +1 877 548 9668 – toll free USA only

E-mail: ir@aegon.com

Website www.aegon.com

Local knowledge. Global power.	Page 2 of 3

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

-	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

-	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

Local knowledge. Global power.	Page 3 of 3